Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302



March 2, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Response to Comments Issued on February 9, 2012
and additional amendments to the Offering Circular

Dear Division of Corporation Finance,

Pursuant to the comments issued by your office on February 9, 2012, the Company has amended its Offering Circular and some of the Exhibits to address the comments by certain revisions, clarifications and additional disclosures. Seven copies of the amended Offering Circular and Exhibits are accompanying this letter.

The following is an itemized list of revisions and responses addressing each of the Division's comments.

Part F/S
Financial Statements
Balance Sheet – End of Year 2011, page 33

1. It appears that the balance sheet presented for the "end of year 2011 as of December 30, 2011" is inconsistent with item 7 of the Texaplex Properties, LLC Operating Agreement filed as exhibit 1.03 which states your fiscal year ends December 31. Please clarify or revise.

Company's response:
Per the above comment, the year-end balance sheet of the Company was corrected to reflect the date of December 31, 2011. However, per the requirement of the Massachusetts Securities Division, the balance sheet was reviewed and modified by the independent accounting firm to properly reflect the Company's finances presented to future investors. The balance sheet incorporated into the current and most recent Offering Circular is dated February 29, 2012 (see pg. 33)

2. We noted that the financial position presented in the balance sheet as of August 12, 2011 is identical to the financial position presented in the balance sheet as of December 30, 2011. Please provide us with a detailed discussion as to why there has been no activity from August 2011 to December 2011 considering your ongoing offering process.

Company's response:
Since the time of original submission of Form 1-A to you office, the Company did not have any operations and there was no activity. Based on this fact, the balance sheet as of the end of fiscal 2011 was not amended to reflect no operations. However, the review of the balance sheet by an independent accounting firm resulted in several changes that are now being shown on the balance sheet (see pg. 33).

Amendments to the Circular per Massachusetts Securities Division

In addition to the requirement of independent accounting firm review of the financials, the Massachusetts Securities Division has requested several amendments to the offering Circular and Exhibits. Pursuant to these comments, the Company made certain revisions and amendments to the Circular. Below is an itemized list of the comments and responses addressing each comment.

Note Disclosure – Repayment of Principal at End of Note Term. Please include in the disclosure relating to the notes a warning stating that because there is no obligation for the company to repay any note principal prior to the note maturity date, each note is analogous to a balloon mortgage, in which all principal is due at the end of the loan term. This disclosure should include a statement that because the loan principal need not be paid down during the term of the notes and the fact that there will be no sinking fund to fund the repayment of the note principal, the notes will involve greater risks than notes where the principal is repaid during the loan term or where there is a sinking fund.

Company's response:
Per the above comment, the required disclosure was incorporated into the Offering Circular (subsection No Sinking Fund, second paragraph, pg. 31) and into the Subscription Agreement (section *No Sinking Fund*, pg. 65).

Massachusetts Investor Suitability Standards. Please provide an undertaking that the sales of the notes will be limited in Massachusetts to investors that the issuer and the selling persons reasonably believe are accredited investors as defined in SEC Regulation D. (Please note that it is a standard practice for issuers to use investor questionnaires to determine whether investors are meet the accredited investor standard.)

Company's response:
Per the above comment, the Company included the requirement for all investors to meet one of the definitions of "Accredited Investor" per Rule 501 of Regulation D. This requirement, along with the definitions, was incorporated into the Offering Circular (subsection *Suitability Standards*, pg. 11) and the Subscription Agreement (pgs. 71-72) where the definitions comprise the questionnaire to be completed by a prospective investor.

Subscription Agreement/Subscription Documents – Required Representations. Please remove all required investor representations from the subscription agreement and other subscription agreements. The Division will not object if these are rephrased as warnings or notices to investors.

Company's response:
Per the above comment, the Company has rephrased several acknowledgements of the Subscription Agreement that must be initialed by the prospective investors. The new language provides for the investors to acknowledge the fact of "reading" rather than "understanding" the risks of the investment.

Additionally, section *Representations and Warranties* of the Subscription Agreement was renamed into *Acknowledgements* (pg. 72) and substantially revised and amended as not to have the prospective investors make representations that they understand or have knowledge and expertise necessary to understand risks of this investment. The new *Acknowledgements* section of the Subscription Agreement only requires a prospective investor to acknowledge the fact of reading the risk factors, Offering Circular and all Exhibits and to confirm that the information submitted by the investor to the company is true and accurate.

Additional changes to the Offering Circular

1) The Company added an accounting expenses category to the section "Offering Expenses" in the table of use of offering proceeds (pg. 12).

2) The Company decided to increase the amount of anticipated down payment for commercial real estate mortgage to 30%. This change resulted from more careful research of current commercial mortgage trend whereby the Company determined that 30% down payment is likely to provide significantly better loan terms and possibly be able to obtain such loan from Fannie Mae. Additionally, higher down payment amount would provide more equity to the Company and potentially improve the position of note holders. See subsection *Commercial Real Estate Loan* (pg. 14)

3) The above mentioned change in the percentage of down payment triggered several other changes in the Company's acquisition and operations strategy: number of rental units to be purchased, number of anticipated employees (ref.), acquisition expenses and capital reserves (ref.).

4) The Company eliminated the disclosure pertaining to shares owned by AFA Investments, LLC due to the fact that the Company is an LLC and therefore cannot provide ownership based on number of shares, but rather percent ownership as per the Company's operating Agreement (section Initial Members, pg. 50). See amendment to the Offering Circular in section "Security Ownership of Management and Certain Security Holders" (pg. 29).

5) The Company decided to remove its projections pertaining to gradual capital repayment to investors prior to the maturity date. Since this projection may not take place in the future, the Company decided that it is wise to remove the specific plan to repay a certain percentage of investors' principal. However, the Company left a disclosure that it may make early capital repayments prior to the maturity date. See first paragraph of subsection *Repayment of Subscribers & Exit Strategies* (pg. 25) and subsection *Capital Repayment*, pg. 31.

The Issuer:
Texaplex Properties, LLC

Signed by:

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Frank J. Addivinola, Jr., CEO, CFO, Director

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Angelica Chuvilina, COO, Director